Exhibit 1.01

EXHIBIT 1.01

CONFLICT MINERALS REPORT OF IRIDIUM COMMUNICATIONS, INC.

For the year ended December 31, 2016

This Conflict Minerals Report (this “Report”) of Iridium Communications, Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2016 to December 31, 2016 (the “Reporting Period”). For purposes of this Report, “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, the Company contracts to manufacture products for which Conflict Minerals are necessary to their functionality or production.

Description of the Company’s Products Covered by this Report

The Company is a provider of mobile voice and data communications services via satellite. The Company also sells related voice and data equipment that it contracts to manufacture, including satellite handsets, Wi-Fi accessories, voice and data modems, broadband data devices and machine-to-machine data devices. The Company has determined that Conflict Minerals are necessary to the functionality or production of this equipment. These products are collectively referred to in this Report as the “Covered Products.” This Report relates to Covered Products for which manufacture was completed during the Reporting Period.

Reasonable Country of Origin Inquiry

The Company has conducted a good faith reasonable country-of-origin inquiry (“RCOI”) regarding the Conflict Minerals necessary to the Covered Products that was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. The RCOI consisted principally of identifying the suppliers of components that contain Conflict Minerals and circulating to them a supply-chain survey using the EICC/GeSI Conflict Minerals Reporting Template (“EICC/GeSI template”). Among the purposes of this supplier survey was to identify, if possible, the supply chain, including smelters and refiners that contribute refined Conflict Minerals to the Company’s products, and to request information from those identified suppliers regarding whether any of the necessary Conflict Minerals in the components they provided originated from Covered Countries and whether the Conflict Minerals come from recycled or scrap sources.

The Company’s Due Diligence Process

The Company’s due diligence measures were based on multi-industry initiatives with the smelters and refiners of Conflict Minerals that provide those Conflict Minerals to the Company’s suppliers. The Company’s supply chain with respect to the Covered Products is complex, and the Company, as a purchaser, is many steps removed from the mining and smelting or refining of the Conflict Minerals. The Company does not purchase raw ore or unrefined Conflict Minerals, and does no purchasing in the Covered Countries. The origin of Conflict Minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other Conflict Mineral-containing derivatives. Because the smelters and refiners are consolidating points for raw ore, the Company believes the smelters and refiners are in the best position in the total supply chain to know the origin of the ores. As a result, tracing these minerals to their sources is a challenge that requires the Company to enlist its suppliers in its efforts to achieve supply chain transparency, including its effort to obtain information regarding the origin of the Conflict Minerals. The information provided by suppliers may be inaccurate or incomplete or subject to other irregularities. Because of the Company’s relative location within the supply chain in relation to the actual extraction, transport, smelting, and refinement of Conflict Minerals, its ability to verify the accuracy of information reported by suppliers is limited. Accordingly, the Company can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the Conflict Minerals in the Covered Products.

In addition, the Company has regular contact with only a limited number of suppliers – its first tier suppliers – within its supply chain. The remaining indirect suppliers report to the Company’s direct suppliers and contract manufacturers, some of which, like the Company, are subject to the SEC’s Rule and file specialized disclosure reports on form SD annually as required. The Company has chosen to directly survey those indirect suppliers in lieu of relying only on the surveying efforts of contract manufacturers or other direct suppliers. These efforts include, but are not limited to, requesting and receiving supplier EICC/GeSI templates.

A.	Design of the Company’s due diligence framework

The design of the Company’s due diligence measures conforms, in material respects, with the internationally recognized due diligence framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition (OECD 2013) (“OECD Framework”), including related Supplements for each of the Conflict Minerals, consistent with the Company’s position as a downstream company.

Establish Strong Company Management Systems

•	Conflict Minerals Team. The Company maintained a Conflict Minerals Team comprised of senior members of its legal, manufacturing, engineering and purchasing organizations under the oversight of the General Counsel.

•	Policy. The Company updated and communicated to its suppliers and the public the Company’s DRC Conflict-Free Sourcing Policy for the supply chain of minerals originating from Conflict-Affected and High-Risk Areas (the “Policy”). The Policy can be found here: https://www.iridium.com/company/industryleadership/conflictmineralscomplianceprogram

•	System of controls and transparency. The Company maintains internal standard operating procedures to guide the Company’s due diligence efforts. These procedures establish a process to be followed in order to generate and maintain the information needed to comply with Dodd-Frank Section 1502.

•	Strengthen engagement with suppliers. The Company maintains a standard provision in its supply chain contracts under which the supplier agrees that it shall not knowingly include Conflict Minerals in any Products that it delivers to the Company that originate from the Democratic Republic of the Congo or the adjoining countries. The provision further states that supplier agrees to cooperate in any audit and produce any information that may reasonably be required by Company to ensure that it fully complies with its legal and regulatory obligations that govern the use of Conflict Minerals. This provision also requests that this clause be included in agreements that each contract manufacturer may have with its suppliers, vendors, or subcontractors.

•	Establish a company grievance mechanism. The Company maintains a grievance mechanism for concerned parties who wish to report information regarding the Company’s use of Conflict Minerals. Communications may be sent to supplychain@iridium.com.

Identify and Assess Risks in the Supply Chain

Identify smelters and refiners in the supply chain. The Company assessed its Covered Products and its suppliers in order to identify Conflict Minerals scope and risk. The Company’s Covered Products and suppliers were reviewed throughout the year. The Company looked for supplier changes in its supply chain and evaluated new suppliers for use of Conflict Minerals through a review of internal documents including bills of material, materials declarations, and purchasing contracts. New suppliers were assessed as part of the Company’s vendor due diligence and compliance assessment program, which was designed to assess transparency from its vendors and compliance with the Company’s Conflict Minerals policy.

Suppliers identified as providing parts to the Company that included Conflict Minerals were tracked through an information system that captures and categorizes supplier and product information.

The Company surveyed the suppliers on the Company’s master supplier list. The Company also conducted a survey of suppliers used by its contract manufacturers, Benchmark Electronics, Inc., and Beam Communications Pty Ltd., unless it was explicitly known from the material description or internal review that the material purchased did not contain Conflict Minerals. Due to the Company’s location within the supply chain relative to the actual extraction, transport, smelting, and refinement of ore, its ability to verify the accuracy of information reported by suppliers is limited. The Company requested that sourcing information provided by suppliers cover the entire Reporting Period.

Assessment of risk. Indirect suppliers’ responses were assessed by evaluating the reasonableness and consistency of responses within the EICC/GeSI template and follow-up email correspondence, as well as information known about supplies and suppliers. To the extent that, based on data provided by its suppliers, the Company was able to identify smelters and refiners that might be in the Company’s supply chain, the Company took steps to assess the smelter’s or refiner’s due diligence to the extent practicable.

Design and Implement Strategy to Respond to Identified Risks

Strategy to respond to identified risks. The Company has developed a strategy to manage suppliers that cannot or will not provide sufficient component and supply chain information or are using minerals from smelters or refiners that have not received a “conflict-free” designation. The specific supplier corrective actions taken will depend on factors such as vendor size, risk level and vendor capabilities, and may include actions ranging from encouraging the supplier to source responsibly to disengaging from the supplier.

Steps taken to implement strategy to mitigate risk. The Company has completed the following steps to improve its due diligence process, improve its supply chain transparency, and to further mitigate the risk that its necessary Conflict Minerals finance or benefit armed groups in the Covered Countries, including:

•	Encourage supplier participation in an industry initiative such as iPoint, to increase compliance and response rate to suppliers’ smelter surveys.

•	Provide training materials for suppliers, if requested, on responsible sourcing to increase the response rate and improve the content of the supplier survey responses.

•	Develop and communicate a policy whereby suppliers that do not improve their responses in a timely fashion will be evaluated for potential removal as a preferred supplier from the Company’s supply chain.

Carry Out Independent Third-Party Audit of Supply Chain

The Company does not have any direct relationships with smelters or refiners that process Conflict Minerals, and it does not perform or direct audits of these entities within its supply chain. As an alternative, the Company has considered information collected and provided by independent third-party audit programs, such as the Conflict-Free Smelter Program developed by the Conflict-Free Smelter Initiative (the “CFSP”).

Report Annually on Supply Chain Due Diligence

The Company currently expects to report annually, as required by the Rule, and has posted this Report on its website. https://www.iridium.com/company/industryleadership/conflictmineralscomplianceprogram

B.	Description of the Company’s due diligence measures performed with respect to Covered Products the manufacture of which was completed during 2016

Because, as a result of its RCOI, the Company could not determine the country of origin of all its necessary Conflict Minerals, the Company also performed due diligence on the source and chain of custody to determine whether the Conflict Minerals directly or indirectly financed or benefitted armed groups in the Covered Countries.

The Company’s due diligence measures performed with respect to Covered Products the manufacture of which was completed during 2016 included:

•	Providing a briefing to members of supply chain management about results of the Company’s due diligence efforts on a bi-weekly basis. A member of senior management was briefed about the results of the Company’s due diligence efforts on a quarterly basis.

•	Keeping an up-to-date Policy. Inquiries with regard to Conflict Minerals are communicated to the Company’s supply chain information team.

•	Maintaining a standard contract template with a standard provision regarding Conflict Minerals. Any changes to the Company’s contracts or contracts in progress are subject to negotiation and the Company’s review and approval process.

•	Requesting a full list of supplier information from the Company’s contract manufacturers that have direct contact with suppliers in the supply chain.

•	Analyzing the bill of materials for each product to confirm all identified suppliers are included within the Company’s due diligence efforts.

•	Conducting its due diligence using EICC/GeSI templates, requesting country of origin information regarding the necessary Conflict Minerals and identification of smelters and refiners that process such minerals.

•	Completing follow-up inquiries to obtain as much needed information as possible from as many suppliers as possible.

•	Comparing survey results to information collected via independent third-party conflict-free smelter validation programs, such as the CFSP.

•	Discussing actions to be taken with regard to suppliers that do not comply with the Policy.

•	Filing the specialized disclosure report on Form SD and related conflict minerals report annually as required by the SEC.

C.	Results of the Company’s Due Diligence

Identified Smelters and Refiners. As a result of the Company’s due diligence efforts and based on information provided by most of the Company’s suppliers, the Company has identified and obtained completed EICC-GeSI templates from most of its suppliers that provide components containing necessary Conflict Minerals. However, in most cases, the information provided by suppliers was not specific enough to identify the smelters and refiners that processed the Conflict Minerals in the specific components provided by the supplier to the Company, but instead included information regarding the smelters and refiners that processed Conflict Minerals used by the responding supplier only on a company-wide or general product basis. As a result, in those cases, the Company has not been able to reasonably or reliably determine whether the identified smelters and refiners have been used to process Conflict Minerals in the components actually furnished to the Company for use in the Covered Products and thus did not include the smelters or refiners below. However, when the supplier provided information that reasonably appeared to be specific product-level information, the Company has listed on Appendix A the smelters or refiners identified by the supplier. Based on the information that was provided by the Company’s suppliers through the due diligence process, the Company believes that, to the extent reasonably determinable by the Company, the facilities that may have been used to process the necessary Conflict Minerals contained in the Covered Products included the smelters and refiners identified on Appendix A.

Identified Countries of Origin. Based on the information provided by suppliers pursuant to the due diligence process, the Company does not have sufficient information with respect to the Covered Products to reliably determine the countries of origin of all of the Conflict Minerals in the Covered Products. However, as noted above, when the supplier provided information that reasonably appeared to be specific product-level information, the Company has listed on Appendix B the countries of origin of the necessary Conflict Minerals identified by the supplier. When the supplier provided only company-level or general product information, the Company determined that it did not have sufficient information to identify with any reasonable level of confidence the particular countries of origin of the necessary Conflict Minerals contained in the component in the Covered Products, and thus did not include the country of origin. Accordingly, based on the information that has been obtained, the Company believes, to the extent reasonably determinable by the Company, that the countries of origin of the Conflict Minerals include the countries listed on Appendix B.

Efforts to Determine Mine or Location of Origin. The Company’s efforts to determine the mine(s) or location of origin with the greatest possible specificity included the use of the due diligence measures described above.

The Company received responses from 91% of suppliers. On the basis of the due diligence measures performed, the Company believes, to the extent reasonably determinable, that 23% of the suppliers from which the Company obtained sourcing information provided materials that contained Conflict Minerals that are of uncertain origin and 77% either (i) provided materials that did not contain Conflict Minerals, (ii) believe they provided materials containing Conflict Minerals not originating in the Covered Countries, or (iii) believe they provided materials containing Conflict Minerals that do originate from the Covered Countries but were processed using certified conflict-free smelters or refiners.

D.	Measures to Improve Due Diligence

The Company currently expects to continue to perform its supply chain due diligence measures with the goal of achieving greater accuracy and transparency into the Company’s supply chain by reviewing supplier contracts and their Conflict Minerals policies on an as-needed basis to verify that relevant Conflict Mineral provisions are in place, developing the Company’s Conflict Mineral guidelines and procedures as needed, creating further awareness within the organization to promote positive change, and continually identifying areas of improvement.

Forward-Looking Statements

Forward-looking statements in this Report are made pursuant to the safe harbor provisions of Section 21E of the Exchange Act and other federal securities laws. Investors are cautioned that statements in this Report that are not strictly historical statements, including without limitation, the Company’s intentions and expectations regarding further supplier engagement, due diligence and risk mitigation efforts, strategy and future reporting, constitute forward-looking statements that involve risks and uncertainties. Actual results could differ materially from the forward-looking statements. Risks and uncertainties that could cause actual results to differ include, without limitation, risks and uncertainties associated with the progress of industry and other supply chain transparency and smelter or refiner validation programs for conflict minerals (including the possibility of inaccurate information, fraud and other irregularities), inadequate supplier education and knowledge, limitations on the ability or willingness of suppliers to provide more accurate, complete and detailed information and limitations on the Company’s ability to verify the accuracy or completeness of any supply chain information provided by suppliers, third-party audit programs or others, as well as the possibility of future statutory and regulatory changes.

Appendix A

Metal	Smelter ID	Smelter Reference List	Smelter Country
Gold	CID0001875	Tanaka Kikinzoku Kogyo K.K.	Japan
Tin	CID0001105	Malaysia Smelting Corporation (MSC)	Malaysia
Tin	CID0001419	PT Bangka Tin Industry	Indonesia
Tin	CID002180	Yunnan Tin Company Limited	China

Appendix B

Country Of Origin
China
Indonesia
Japan
Malaysia